FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

15 May 2026

HSBC HOLDINGS PLC
NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

CNH2,750,000,000 3.40% Notes due 2027 (Series 43)
ISIN Code: XS2355184149
(the 'Notes')

Notice is hereby irrevocably given to the holders of the Notes (the 'Noteholders') that, pursuant to Condition 6(c) (Redemption at the Option of the Issuer) of the terms and conditions of the Notes and paragraph 16 (Issuer's optional redemption (Call): Condition 6(c)) of the final terms dated 18 June 2021, relating to the Notes (the 'Final Terms'), on 29 June 2026 (the 'Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Notes at CNH1,000,000 per Calculation Amount (as defined in the Final Terms), together with accrued but unpaid interest from (and including) 29 June 2025 to (but excluding) the Redemption Date.

Noteholders should look to the relevant clearing systems through which their Notes are held for repayment.

The listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Main Market of the London Stock Exchange plc will be cancelled on, or shortly after, 30 June 2026, and the Notes will be delisted from the Taipei Exchange of Taiwan automatically upon full redemption.

Investor enquiries to:
Greg Case                             +44 (0) 20 7992 3825                         investorrelations@hsbc.com

Media enquiries to:
Press Office                          +44 (0) 20 7991 8096                         pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 15 May 2026